Orrick, Herrington & Sutcliffe LLP
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June 13, 2022	Menlo Park, CA 94025-1015

+1 650 614 7400
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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh
Stephen Krikorian
Olivia Bobes
Matthew Crispino

Re:	Life360, Inc.
Registration Statement on Form 10-12G
Filed April 26, 2022
File No. 000-56424

Ladies and Gentlemen:

On behalf of Life360, Inc. (the “Company”), we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated May 23, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form 10-12G that was filed with the SEC on April 26, 2022 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Form 10-12G filed April 26, 2022

Business

U.S. Securities and Exchange Commission

Overview, page 1

1.

We note your disclosure that Life360 has approximately 66% market share of the family safety and location sharing app market based on revenue. Please clarify if this refers to market share in the United States or globally.

Response: In response to the Staff’s comment, the Company has updated pages vi, 1 and 2 to clarify that the Company’s 66% market share refers to market share globally.

Our Business Model, page 89

2.

We note that you generated approximately 23% of your revenue for the year ended December 31, 2021 through the sale of data insights from your member base and the sale of third-party products and services, including through targeted ads within your platform. Please discuss these aspects of your business in this section.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 1 and 2 of the section entitled “Item 1. Business—Overview” and page 89 of the section entitled “Item 2. Financial Information—Life360 Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—Other Revenue”. The Company has also updated the disclosure on pages 31, 44 and 45 of the sections entitled “Risk Factors—Risks Related to Our Business—Our success depends, in part, on our ability to access, collect, use, share, disclose, monetize and otherwise process personal information about our members, and to comply with applicable data privacy and security laws, both domestically and worldwide.” and “Risk Factors—Risks Related to Our Business—We currently rely on several key data partners, the agreements with which are terminable by either party at will, and any termination could have a material adverse effect on our revenues, business, financial condition and results of operations.” as well as on pages F-38 and F-39 in the “Life360, Inc.—Notes to Consolidated Financial Statements” section and F-49 in the “Life360, Inc.—Notes to Unaudited Interim Condensed Consolidated Financial Statements” section.

Risk Factors

We depend on retailers and distributors to sell and market our products..., page 38

3.

We note your disclosure that sales through Amazon.com accounted for approximately 53% and 52% of Tile’s gross hardware revenue for fiscal year 2021 and the nine months ended December 31, 2021, respectively. Please disclose the material terms of Tile’s agreements with Amazon.com and file the agreements as exhibits. You also disclose in Note 2 to Life360’s Consolidated Financial Statements that one channel partner accounted for 57% and 54% of your revenue for fiscal years 2021 and 2020, respectively. Please identify this partner in your registration statement and disclose the material terms of your agreements with it. Also, file the agreements as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the risk factor included under “Risk Factors—Risks Related to Our Business—We depend on retailers and distributors to sell and market our products, and our failure to maintain and further develop our sales channels could harm our business.” on page 38 of Amendment No. 1 to disclose the material terms of the Amazon.com Vendor Terms and Conditions between Amazon.com and Tile, Inc, and filed the agreement as Exhibit 10.35 to Amendment No. 1. The Company has also added disclosure under “Risk Factors—Risks Related to Our Business—Distribution and marketing of, and access to, our products and services depends, in significant part, on a variety of third-party publishers and platforms. If these third parties change their policies in such a way that restricts our business, increases our expenses or limits, prohibits or otherwise interferes with or changes the terms of the distribution, use or marketing of our products and services in any material way or affects our ability to collect revenue, our business, financial condition and results of operations may be adversely affected.” on page 36 of Amendment No. 1 to identify Apple as the channel partner that accounted for 57% and 54% of the Company’s revenue for fiscal years 2021 and 2020, respectively, and disclose the material terms of the Apple Developer Program License Agreement and Schedules 2 and 3 to Apple Developer Program License Agreement, between Apple Inc. and Life360, Inc. The Company has also filed the agreements as Exhibits 10.36 and 10.37 to Amendment No. 1.

U.S. Securities and Exchange Commission

We rely on a limited number of suppliers, manufacturers, and fulfillment partners..., page 39

4.

Please include a separate risk factor addressing the risks to investors of having the Company’s primary manufacturing facilities located in the People’s Republic of China and Malaysia. In particular, describe the significant regulatory, liquidity, and enforcement risks. Discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your manufacturing operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Explain whether and how you have undertaken efforts to mitigate related material risks or potential impacts to the Company.

Response: In response to the Staff’s comment, the Company has added an additional risk factor in the section “Risk Factors—Risks Related to Our Business—Our primary manufacturer’s facilities are located in the PRC and Malaysia. Uncertainties with respect to the legal system of the PRC, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could materially adversely affect us. Disruption in the supply chain from Malaysia could also adversely affect our business.” on pages 41 and 42 of Amendment No. 1.

Risks Related to Our Common Stock and CDIs, page 81

5.

We note your disclosure that your exclusive forum provision does not apply to any actions under United States federal securities laws, but that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state clearly that the exclusive forum provision does not apply to Exchange Act claims. Also, disclose that there is uncertainty as to whether a court would enforce your federal forum selection provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please make corresponding changes to your Choice of Forum disclosure on page 149.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has updated the risk factor included under “Risk Factors—Risks Related to Our Common Stock and CDIs—Our Certificate of Incorporation provides, subject to certain exceptions, that the Court of Chancery of the State of Delaware is the exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to bring a claim in a judicial forum that they find more favorable for disputes with us or our directors, officers, employees or stockholders” on page 81 of Amendment No. 1 and page 163 of the section entitled “Item 11. Description of Registrant’s Securities to be Registered” to indicate the exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Tile Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 115

6.

We note the discussion of Tile’s results of operations and liquidity and capital resources for the years ended March 31, 2021 and 2020. Please revise to update your discussion for material changes in results of operations and financial condition for the interim period ended December 31, 2021. Refer to Item 303(c) of Regulation S-K. Ensure that you address how the trends in key performance indicators as of December 31, 2020 and 2021 correlate to your results of operations.

Response: In response to the Staff’s comment, the Company has updated the section entitled “Tile Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 2. Financial Information in accordance with Item 303(c) of Regulation S-K, including to reflect any material changes in results of operations and financial condition for the interim period ended December 31, 2021.

Certain Relationships and Related Transactions, and Director Independence—Fourth Amended and Restated Investors’ Rights Agreement, page 153

7.	Please identify the parties to the Investors’ Rights Agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 153 of Amendment No. 1 to identify the parties to the Investors’ Rights Agreement.

U.S. Securities and Exchange Commission

Life360, Inc.

Notes to Consolidated Financial Statements

Segment Information, page F-17

8.

We note the disclosure of revenue by geography on page F-17. Please revise to disclose long-lived assets located in your country of domicile and located in all foreign countries in total, and, if assets in an individual foreign country are material, disclose those assets separately. Refer to ASC 250-10-50-41(b).

Response: In response to the Staff’s comment, the Company has updated the disclosure in the financial statements on page F-17 to state that all the long-lived assets for the Life360, Inc. entity are in the United States.

Note 4. Revenue, page F-18

9.	You indicate that the amount of variable consideration recognized as data revenue is estimated without constraint. Please clarify how you consider the guidance in ASC 606-10-32-11 through 32-13.

Response: In estimating variable consideration in data arrangements, the Company considers historical experience and other factors that may impact the expectation of future data usage. The variable consideration is generally measured and settled monthly.

In response to the Staff’s comment, the Company has updated the disclosure in the section “Life360, Inc.—Notes to Consolidated Financial Statements- Note 4. Revenue” on pages F-18 and F-19 to state that the Company includes variable consideration to the extent it is probable that a significant revenue reversal will not occur in future periods and our considerations in determining such variable consideration.

10.

In your discussion of data revenue, please revise to address the judgments used in determining the timing of recognition of revenue. Provide the applicable disclosures in ASC 606-10-50-17 through 50-19.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section “Life360, Inc.—Notes to Consolidated Financial Statements—Note 4. Revenue” on pages F-18 and F-19 to include that the Data Sharing Offering meets the criteria for over time revenue recognition as the customer simultaneously receives and consumes the benefit of the services as the Company performs. Accordingly, the Company will recognize revenue using a time-based measure, which results in ratable monthly revenue recognition for the performance obligation over the life of the contract and revenue recognition will commence with the first month of data delivery and billing.

U.S. Securities and Exchange Commission

Tile, Inc.

Notes to the Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-93

11.	You indicate that long-lived assets are based in the United States and China. Please revise to disclose the amount of long-lived assets in each country. Refer to ASC ###-##-####(b).

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section “Tile, Inc.—Notes to Consolidated Financial Statements—Note 2. Summary of Significant Accounting Policies” on page F-93 as follows: “All material long-lived assets are based in the United States.”.

Note 12. Subsequent Events, page F-110

12.	Please update the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1 and ASC 855-10-S99-2.

Response: In response to the Staff’s comment, the Company has applied ASC 855-10-50-1 and ASC 855-10-S99-2 standard to the interim financial statements, and updated subsequent events disclosures in the section “Tile, Inc.—Notes to Consolidated Financial Statements—Note 12. Subsequent Events” on page F-110 and “Tile, Inc.—Notes to Condensed Consolidated Financial Statements—12. Subsequent Events” on page F-136.

Unaudited Pro Forma Condensed Combined Financial Data, page F-137

13.

You state, “The historical consolidated financial data has been adjusted in the unaudited pro forma condensed combined financial data to give effect to pro forma events that are (1) directly attributable to the Tile Acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on Tile.” Tell us what consideration was given to the amendment to Article 11 of Regulation S-X issued in May 2020. Revise, accordingly.

Response: In response to the Staff’s Comment, the Company considered the amended Article 11 – revised pro forma adjustment criteria and noted the following:

1. Transaction Accounting Adjustments (required adjustments relating to the acquisition) – The Company has included this within the pro forma financial statements.

U.S. Securities and Exchange Commission

2. Autonomous Entity Adjustments – Prior to the acquisition, Tile was an autonomous entity. As a result, there were no adjustments needed to reflect Tile as if it were a standalone entity.

3. Management’s Adjustments – As these adjustments are optional and require significant judgment, the Management of the Company opted not to include any adjustments related to synergies/dis-synergies derived from the acquisition.

Exhibits

14.

Please file as exhibits the company’s office lease agreements. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K. Also, we note that you intend to file the Manufacturing Services Agreement dated March 8, 2017 between Jabil Circuit, Inc. and Tile, Inc. Please disclose the material terms of this agreement in the registration statement.

Response: In response to the Staff’s Comment, the Company has filed the lease agreements and amendments thereto for its offices in San Francisco, San Mateo, San Diego and Chicago as Exhibits 10.20 through 10.34 to Amendment No. 1. The Company has also revised pages 20 and 21 of Amendment No. 1 to disclose the material terms of the Manufacturing Services Agreement dated March 8, 2017, between Jabil Circuit, Inc., Jabil Circuit (Singapore) Pte. Ltd. and Tile, Inc., and filed the agreement as Exhibit 10.18 to Amendment No. 1.

* * *

If you have any questions regarding this letter or further comments, please do not hesitate to contact me at (650) 614-7394 or gheibel@orrick.com, Alice Hsu at (212) 506-3634 or ahsu@orrick.com and Marsha Mogilevich at (212) 506-5319 or mmogilevich@orrick.com of Orrick, Herrington & Sutcliffe LLP.

Sincerely,

/s/ Gregory Heibel Gregory Heibel

cc: Chris Hulls, Life360, Inc. Russell Burke, Life360, Inc. Kirsten Daru, Life360, Inc. Alice Hsu, Orrick, Herrington & Sutcliffe LLP Marsha Mogilevich, Orrick, Herrington & Sutcliffe LLP